Vivien Bai Senior Counsel 345 Park Avenue New York, NY 10154	Direct +1 212-407-4933 Main +1 212-407-4000 Fax +1 212-407-4990 vbai@loeb.com

September 11, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Demarest, Kristina Marrone, Isabel Rivera and Mary Beth Breslin

Re:	Newbridge Acquisition Ltd Registration Statement on Form S-1 Filed August 29, 2025 File No. 333-289966

Ladies and Gentlemen:

On behalf of our client, Newbridge Acquisition Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth of the Company’s response to the comments issued in a letter dated September 8, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, the Company is filing the revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 filed August 29, 2025

Description of Securities

Ordinary Shares, page 155

1.	Please expand your disclosure in this section to describe the provision in Section 29 of your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 as it relates to your ordinary shares, or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 172 of the Amended Registration Statement.

Exhibits

2.	We note the legal opinion filed as Exhibit 5.1. Please file a revised opinion that is not limited to whether holders of ordinary shares are liable for additional assessments or calls on the security by the company. The opinion as to whether the shares are nonassessable should also address whether shareholders are liable to the company’s creditors. For guidance, please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4933, or Alex Weniger-Araujo, Partner of Loeb & Loeb LLP, at 212.409.4063. Thank you for your time and attention to this filing.

Sincerely,

/s/ Vivien Bai
Vivien Bai
Senior Counsel

cc:	Yongsheng Liu, CEO, Newbridge Acquisition Limited
Alex	Weniger-Araujo, Partner, Loeb & Loeb LLP